Insider transaction detail - View details for insider	2010-06-14 15:23 ET

Transactions sorted by:	Insider
Insider family name:	herrick ( Starts with )
Given name:	Lloyd ( Starts with )
Filing date range:	June 14, 2010 - June 14, 2010
Equity securities:	Common Shares
Issuer derivatives:	Options

Insider name:	Herrick, Lloyd William

Legend:	O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning:	The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities

Issuer name: TransGlobe Energy Corporation

Insider's Relationship to Issuer: 4 - Director of Issuer, 5 - Senior Officer of Issuer

Ceased to be Insider: Not applicable

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
Security designation: Common Shares

1653918	2010-06-09	2010-06-14	Direct Ownership :	10 - Acquisition or disposition in the public market	-8,800	8.0000	565,321
1653919	2010-06-09	2010-06-14	Direct Ownership :	10 - Acquisition or disposition in the public market	-1,400	8.0100	563,921
1653921	2010-06-09	2010-06-14	Direct Ownership :	10 - Acquisition or disposition in the public market	-1,300	8.0200	562,621
1653922	2010-06-09	2010-06-14	Direct Ownership :	10 - Acquisition or disposition in the public market	-300	8.0300	562,321
1653924	2010-06-11	2010-06-14	Direct Ownership :	10 - Acquisition or disposition in the public market	-1,500	8.0900	560,821
1653925	2010-06-11	2010-06-14	Direct Ownership :	10 - Acquisition or disposition in the public market	-1,500	8.0800	559,321
1653929	2010-06-11	2010-06-14	Direct Ownership :	10 - Acquisition or disposition in the public market	-2,600	8.0700	556,721
1653930	2010-06-11	2010-06-14	Direct Ownership :	10 - Acquisition or disposition in the public market	-6,100	8.0600	550,621
1653932	2010-06-11	2010-06-14	Direct Ownership :	10 - Acquisition or disposition in the public market	-8,500	8.0500	542,121

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
1653936	2010-06-11	2010-06-14	Direct Ownership :	10 - Acquisition or disposition in the public market	-1,100	8.0400	541,021
1653938	2010-06-11	2010-06-14	Direct Ownership :	10 - Acquisition or disposition in the public market	-500	8.0200	540,521
1653940	2010-06-11	2010-06-14	Direct Ownership :	10 - Acquisition or disposition in the public market	-2,000	8.0100	538,521
1653943	2010-06-11	2010-06-14	Direct Ownership :	10 - Acquisition or disposition in the public market	-16,200	8.0000	522,321
1653945	2010-06-14	2010-06-14	Direct Ownership :	10 - Acquisition or disposition in the public market	-400	8.1800	521,921
1653947	2010-06-14	2010-06-14	Direct Ownership :	10 - Acquisition or disposition in the public market	-2,100	8.1700	519,821
1653951	2010-06-14	2010-06-14	Direct Ownership :	10 - Acquisition or disposition in the public market	-2,300	8.1600	517,521
1653952	2010-06-14	2010-06-14	Direct Ownership :	10 - Acquisition or disposition in the public market	-9,400	8.1500	508,121
1653958	2010-06-14	2010-06-14	Direct Ownership :	51 - Exercise of options	+66,000	6.0300	574,121

Security designation: Options (Common Shares)

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
1653955	2010-06-14	2010-06-14	Direct Ownership :	51 - Exercise of options	-66,000	6.0300	621,000				Common Shares	-66,000	621,000